June 2, 2009

VIA EDGAR AND FEDERAL EXPRESS

Mr. David R. Humphrey
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E
Mail Drop 3561
Washington, D.C. 20549-3561

RE:	Marketing Worldwide Corporation
Supplemental response letter dated May 9, 2009 regarding Form 10-K for the year ended September 30, 2008
Filed January 13, 2009
File No. 0-50586

Dear Mr. Humphrey:

On behalf of Marketing Worldwide Corporation (the “Company”), in response to the Staff’s comment letter dated May 19, 2009 (the “Comment Letter”) in connection with the Company’s above-referenced September 30, 2008 Annual Report on Form 10-K (the “Form 10-K”), we hereby submit our responses for your review.

All responses to the comments set forth in this letter are submitted on behalf of the Company at its request.  All responses to the accounting comments were prepared by the Company in consultation with its independent auditors.  The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Company’s responses to those comments.

Form 10-K (Fiscal Year Ended September 30, 2008)

General

1.	Please file your supplemental response letter to us dated May 9, 2009 on EDGAR as non-public correspondence.

Response:

Noted and agreed

Mr. David R. Humphrey
Branch Chief
U.S. Securities and Exchange Commission
6/02/2009

Explanatory Note

2.
Refer to the first paragraph.  It is unclear as to the May 8, 2009 date, as we note your Annual Report on Form 10-K for the year ended September 30, 2008 was initially filed with us on January 13, 2009.  Similarly, referring to the fifth paragraph, we are unclear as to the February 29, 2008 filing date.  Please revise the dates accordingly, or advise.  In addition, the first sentence of the second paragraph under Note S “Subsequent Events” should be revised to reflect the correct filing date of the originally filed Annual Report on Form 10-K.

Response:

Noted and corrected in amended filing.

Risk Factors

Our Independent Auditors Have Expressed…..Ability to Obtain Future Financing, page 9

3.
We have noted here and in the auditors report on page F-2 that the dual date is “May 8, 2009 except for Notes S and T, as to which date is May 6, 2009”.  We note this is a change from the original audit report date of January 13, 2009 and as confirmed in prior response 7 of your letter to us dated March 12, 2009.  Please advise of the dates of the dual dating, and tell us why the dual date should not instead be similar to “January 13, 2009 except for Notes S and T, as to which date is May 6, 2009 (or May 8, 2009 if applicable).  It is also unclear to us how dual date pertaining to Notes S and T as of May 6, 2009 could occur prior to the May 8, 2009 audit date if such May 8, 2009 date represents a replacement of the January 13, 2009 audit date.  Please revise the dual dating here and in the audit report to reflect the correct dating or advise.

Response:

Noted and corrected in amended filing.

Financial Statements

Report of Independent Registered Certified Public Accounting Firm, page F-2

4.	Please revise or advise as to whether the dual dating of this audit report is correct. See our comment noted above under “Risk Factors”.

Response:

Noted and corrected in amended filing.

Mr. David R. Humphrey
Branch Chief
U.S. Securities and Exchange Commission
06/02/2009

Note H – Notes Payable, page F-20

5.	It appears that the first loan in the table should be labeled “Note currently in default” and the Colortek loan should not. Please revise or advise.

Response:

Noted and corrected in amended filing.

Exhibit 31 and Exhibit 32 Certifications

6.	Please ensure that each Certification (i.e., Exhibits 31.1, 31.2, 32.1, and 32.2) refers to the amended Annual Report on Form 10-K. In this regard, the designation should be to the Form 10-K/A.

Response:

Noted and included in amended filing.

Form 10-Q (Quarter Ended December 31, 2008) – DRAFT Amendment

7.
Please revise the September 30, 2008 comparative column to reflect the debt reclassification of the loans that are in default, as shown in the September 30, 2008 Form 10-K/A.  Similarly, the comparative September 30, 2008 columnar disclosures in Note D “Notes Payable” should also be revised to reflect the reclassification between current and long-term.

Response:

Noted and corrected in amended filing.

Note F –Capital Stock, page 16

Series A Preferred Stock

8.
Refer to the paragraph that begins “The Company recognized the beneficiary conversion feature as a charge against current earnings as financing costs….” Please revise to clarify you have restated your financial statements to reflect the beneficial conversion feature amount as a preferred stock dividend, rather than as interest expense (i.e., financing costs). in compliance with EITF 98-5, and provide a cross-reference to Note L for the restatement disclosure.  Clarify that your financial statements included in the December 31, 2008 Quarterly Report on Form 10-Q, as originally filed on February 18, 2009, had accounted for the amount as a charge against current earnings.

Response:

Noted and corrected in amended filing.

Mr. David R. Humphrey
Branch Chief
U.S. Securities and Exchange Commission
06/02/2009

Note G –Stock Options and Warrants, page 19

9.
Please revise the summary table of warrant activity to clarify that 3,500,000, rather than 19,000,000 warrants were exercised and that 15,500,000 warrants were canceled or had expired in the year ended September 30, 2007.  Refer to prior comment 12 of our letter dated February 17, 2009 and your revised disclosure in Note L of the amended September 30, 2008 Annual Report on Form 10-K

Response:

Noted and corrected in amended filing.

Note H – Consolidation of Variable Interest Entities, page 22

10.	See the fourth and fifth paragraphs under this heading. It appears there may be some repetition of wording in these two paragraphs. Please clarify or revise as necessary.

Response:

Noted and corrected in amended filing.

Exhibit 31 and exhibit 32 Certifications

11.
As a reminder, please ensure that your amended December 31, 2008 Quarterly Report on Form 10-Q includes undated Exhibit 31 and Exhibit 32 Certifications from each of the Chief Executive Officer and Chief Financial Officer. We note that your draft filing excluded such Exhibits

Response:

Noted and included with amended fjiling.

Other

12.	In your next response letter, please include the requested written acknowledgement shown at the end of our letter. For your convenience, we have reiterated the request as follows:

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. David R. Humphrey
Branch Chief
U.S. Securities and Exchange Commission
06/02/2009

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings.  In addition, the Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing fairly responds to the Comment Letter. We thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact us.

Should you have any additional comments or questions, please feel free to contact me.

Yours truly,

James Marvin, CFO